

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

January 28, 2010

VIA USMAIL and FAX (410) 413-2700

Mr. Gregory T. Donovan
Chief Financial Officer, Campbell & Company, Inc. General Partner
Campbell Strategic Allocation Fund, L.P.
2850 Quarry Lake Drive
Baltimore, Maryland 21209

> **Re:** **Campbell Strategic Allocation Fund, L.P.**
> **File No. 000-22260**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the three months ended March 31, 2009**
> **Form 10-Q for the three and six months ended June 30, 2009**
> **Form 10-Q for the three and nine months ended September 30, 2009**

Dear Mr. Gregory Donovan:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant